                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 19)*



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                              STEVEN A. HOBBS, ESQ.
                                 ROGERS & WELLS
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000



                                FEBRUARY 9, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /



                         (Continued on following pages)

CUSIP No. 422317 10 7              13D
--------------------------------------------------------------------------------
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            HEARST BROADCASTING, INC.
--------------------------------------------------------------------------------

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------

    4.       SOURCE OF FUNDS
                                        WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                         / /
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                            7. SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH

                            ----------------------------------------------------
                            8. SHARED VOTING POWER
                                    46,205,373
                            ----------------------------------------------------
                            9. SOLE DISPOSITIVE POWER

                            ----------------------------------------------------

                           10. SHARED DISPOSITIVE POWER
                                   46,205,373
--------------------------------------------------------------------------------
    11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        46,205,373
--------------------------------------------------------------------------------
    12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES

                                                                         / /
--------------------------------------------------------------------------------
    13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               88.77%
--------------------------------------------------------------------------------
    14.     TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------

CUSIP No. 422317 10 7              13D
--------------------------------------------------------------------------------
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            THE HEARST CORPORATION
--------------------------------------------------------------------------------

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------

    4.       SOURCE OF FUNDS
                                        WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                         / /
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                            7. SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH

                            ----------------------------------------------------
                            8. SHARED VOTING POWER
                                    46,205,373
                            ----------------------------------------------------
                            9. SOLE DISPOSITIVE POWER

                            ----------------------------------------------------

                           10. SHARED DISPOSITIVE POWER
                                   46,205,373
--------------------------------------------------------------------------------
    11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        46,205,373
--------------------------------------------------------------------------------
    12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES

                                                                         / /
--------------------------------------------------------------------------------
    13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               88.77%
--------------------------------------------------------------------------------
    14.     TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------

CUSIP No. 422317 10 7              13D
--------------------------------------------------------------------------------
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            THE HEARST FAMILY TRUST
--------------------------------------------------------------------------------

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------

    4.       SOURCE OF FUNDS
                                        WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                         / /
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
--------------------------------------------------------------------------------
                            7. SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH

                            ----------------------------------------------------
                            8. SHARED VOTING POWER
                                    46,205,373
                            ----------------------------------------------------
                            9. SOLE DISPOSITIVE POWER

                            ----------------------------------------------------

                           10. SHARED DISPOSITIVE POWER
                                   46,205,373
--------------------------------------------------------------------------------
    11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        46,205,373
--------------------------------------------------------------------------------
    12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES

                                                                         / /
--------------------------------------------------------------------------------
    13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               88.77%
--------------------------------------------------------------------------------
    14.     TYPE OF REPORTING PERSON
                                     OO (Testamentary Trust)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


         This Amendment No. 19 which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock") of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst and Hearst Broadcasting, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $3,392,612.50. Hearst Broadcasting used its working capital to make such purchases.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         Hearst Broadcasting purchased the additional Securities reported in
Item 5(c) of this Statement in order to increase its equity interest in the Issuer.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of February 9, 1999 the Reporting Persons own 4,906,725 shares of Series A Common Stock of the Issuer and 41,298,648 shares of Series B Common Stock of the Issuer. Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 46,205,373 shares of Series A Common Stock and Series B Common Stock (the "Securities"). The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 88.77% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of the date hereof, provided to the Reporting Persons by the Issuer.

         (c) Since filing Amendment No. 18 to the Statement on February 1, 1999, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open market transactions:


                       DATE         # OF SHARES       PRICE PER SHARE              COST
                     1/29/99            5,000            $27.0400           $  135,200.00
                     2/04/99           40,000             28.6650            1,146,600.00
                     2/05/99           25,000             28.4775              711,937.50
                     2/09/99           50,000             27.9375            1,398,875.00
                                      -------                                ------------
                      TOTAL           120,000                               $3,392,612.50
                                      =======                               =============

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 11, 1999



                                                HEARST BROADCASTING, INC.


                                                By:    /s/ Jodie W. King
                                                       -----------------------
                                                       Name:  Jodie W. King
                                                       Title:  Vice President

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 11, 1999



                                                THE HEARST CORPORATION


                                                By:    /s/ Jodie W. King
                                                       -----------------------
                                                       Name:  Jodie W. King
                                                       Title:  Vice President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 11, 1999



                                                        THE HEARST FAMILY TRUST


                                                        By:/s/ Mark F. Miller
                                                           --------------------
                                                           Name:  Mark F. Miller
                                                           Title: Trustee